STOCKHOLDERS' AGREEMENT

THIS STOCKHOLDERS' AGREEMENT (the "**Agreement**") is entered into effective as of March 25, 2025 (the "**Effective Date**"), by and among the undersigned "**Stockholders**" and **Be Belong Group Corp**, a Delaware corporation (the "**Company**"). The Stockholders and the Company are individually, collectively, and interchangeably referred to as a "**Party**" or "**Parties**", as the context requires. Capitalized terms used but not defined in the context of the Section in which such terms first appear shall have the meanings set forth in Section 6.18.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I. REPRESENTATIONS AND WARRANTIES.

Section 1.1. By the Company. The Company hereby represents and warrants to each Stockholder that:

(a) The Company is duly formed and organized, validly existing, and in good standing under the laws of the State of Delaware.

(b) The Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The Company's execution and delivery of this Agreement, the performance of its obligations hereunder, and its consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of the Company. The Company has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against it in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d) The Company's execution, delivery, and performance of this Agreement and its consummation of the transactions contemplated hereby do not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of the Company; (ii) conflict with or result in any violation or breach of any provision of any Law applicable to the Company; or (iii) require any consent of, filing with, or other action by, or in respect of, any Person under any provision of any material agreement or other instrument to which the Company is a party or any Law applicable to the Company.

(e) The Company agrees, during the term of this Agreement, to maintain a true and correct schedule of all stockholders, by name and number of Shares held in each class or series, to reflect status and changes in the holders of Shares as permitted by this Agreement, which schedule shall be available for inspection upon the request of any Stockholder in accordance with this Agreement, the Company's bylaws, and applicable Law.

(f) Subject to the other provisions of this Agreement, the representations and warranties of the Company contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

Section 1.2. By Each Stockholder. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder, with respect to itself and the Shares held by such Stockholder, that:

(a)   The Stockholder acknowledge and agree that as of the Effective Date of this Agreement, the ownership of the Corporation's shares is as follows:

i) Gabriel Bar, serving as Chief Executive Office & Chief Technology Officer, owns 5,668,000 shares representing 28.34% of the Company's issued and outstanding Common Stock.

ii) Shani Bar, serving as President, owns 5,666,000 shares representing 28.33% of the Company's issued and outstanding Common Stock

iii) Bella Cohen, serving as Chief Revenue Officer, owns 5,666,000 shares representing 28.33% of the Company's issued and outstanding Common Stock.

(b)   Stockholder has full capacity and, if Stockholder is an Entity, the power and authority as such Entity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. For each Stockholder that is an Entity, the execution and delivery of this Agreement, the performance of its obligations hereunder, and its consummation of the transactions contemplated hereby have been duly authorized by all requisite Entity action of such Stockholder. Stockholder has duly executed and delivered this Agreement.

(c)   This Agreement constitutes the legal, valid, and binding obligation of Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)   Stockholder's execution, delivery, and performance of this Agreement and its consummation of the transactions contemplated hereby do not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any Law applicable to such Stockholder; or (iii) require any consent of, filing with, or other action by, or in respect of, any Person under any provision of any material agreement or other instrument to which the Stockholder is a party or any Law applicable to such Stockholder.

(e)   Except for this Agreement, Stockholder has not entered into or agreed to be bound by any other Contracts of any kind with any other party with respect to the Shares, including Contracts with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such Contracts are with the Company or any other Stockholder).

(f)   Stockholder acknowledges that this Agreement was prepared with Stockholder's knowledge and consent by legal counsel for the Company; Stockholder was advised by that counsel to consider seeking independent legal counsel to review this Agreement on Stockholder's behalf; Stockholder had adequate time to seek the advice of independent counsel and to review this Agreement; Stockholder either obtained such advice or knowingly and intentionally chose not to seek such advice; Stockholder fully understands this Agreement and all of its terms and provisions, including, but not limited to, those provisions which significantly restrict Stockholder's ability to sell, transfer, or otherwise dispose of Stockholder's Shares; and the restrictions imposed upon Stockholder's Shares pursuant to this Agreement are reasonable.

(g)   Stockholder has obtained and accepted the Shares in good faith, for investment purposes only, for its own account, and not with a view to distribution or resale. Stockholder is the record and beneficial owner of the Shares. Stockholder has not sold, transferred, pledged, or otherwise encumbered any of the Shares or Stockholder's interest in the Shares.

(h)   Subject to the other provisions of this Agreement, the representations and warranties of Stockholder contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

Section 1.3.   Capital Contributions. The Stockholders acknowledge and agree that the following initial capital contributions have been made to the Company:

(a)   Bela has contributed the sum of Six Hundred Thousand Dollars ($600,000) to the Company in the form of an equity investment (the "Cash Contribution"); and

(b)   Gabriel and Shani have contributed (i) proprietary technology in the form of the Pink Algorithm, which the parties hereby agree has a value of One Million Five Hundred Thousand Dollars ($1,500,000), and (ii) their cumulative knowledge and experience in management, marketing, fundraising, and commercial enterprises spanning forty (40) years (collectively, the "Intellectual Property Contribution").

Section 1.4.   Equity Investment Terms. The Company may make distributions related to the Investment at any time in accordance with applicable law and the Company's governing documents.

Any distributions related to the Investment shall: (a) Be made pari passu with distributions to other Stockholders of the same class; (b) Be subordinate to payments required by law and essential operating expenses of the Company

Section 1.5.   Valuation. The Stockholders hereby acknowledge and agree that the Cash Contribution and the Intellectual Property Contribution (collectively, the "Initial Capital Contributions") have been properly valued and accepted by the Company, and no Stockholder shall challenge or dispute the agreed-upon valuations of such Initial Capital Contributions.

Section 1.6.   Additional Capital Contributions. No Stockholder shall be required to make any additional capital contributions to the Company unless unanimously agreed upon in writing by all Stockholders.

Section 1.7. Dividend Distribution. The Company may distribute dividends to Stockholders up to 50% (fifty percent) of the Company's net profit, subject to applicable law. Dividend distribution shall be made on a quarterly or annual basis, as determined by the Company's Board of Directors. Dividend distribution shall be subject to the payment of the Company's current obligations and payment of owner loans and shall be subject to the 50% limitation as stated above.

All distributions shall be made pro rata to all Stockholders according to their respective shareholdings in the Company.

ARTICLE II. LIMITATIONS ON TRANSFER.

Section 2.1.   General Restriction. Subject to the terms of this Article II, no Stockholder shall, directly or indirectly, Transfer any Shares or any right, title, or interest therein or thereto except in compliance with the terms of this Agreement, and any attempted Transfer in violation of this provision shall be null and void.

Section 2.2.   Right of First Offer.

(a)   Prior to a Transfer (other than a Permitted Transfer not made in reliance on this Section 2.2), by any Stockholder to any Person of Shares held by it from time to time, such Stockholder (the "**Selling Party**") shall first offer to sell to the Company and all other Stockholders who hold the same class or series of such Shares (such Stockholders to which such first offer is made, the "**Designated Purchasers**"), the Shares that the Selling Party desires to Transfer (the "**Offered Shares**"), at a price (the "**Offer Price**") and on terms designated by the Selling Party. The Selling Party's offer shall be made by a written notice (the "**Sale Notice**") delivered to the Company and all other Stockholders who hold the same class or series of such Shares and shall set forth the Offer Price and the Selling Party's other terms and conditions.

(b)   For a period of fifteen (15) days following receipt of the Sale Notice, the Company shall have an irrevocable right to commit to purchase all or any portion of the Offered Shares at the Offer Price and on the other terms and conditions specified in the Sale Notice, exercisable by delivery of a written notice (the "**Company Notice**") to the Selling Party, with a copy to each of the Designated Purchasers, specifying the number of Offered Shares with respect to which the Company is exercising its option.

(c)   For a period of thirty (30) days following its receipt of the Sale Notice, each of the Designated Purchasers shall have the irrevocable right to commit to purchase at the Offer Price and on the other terms and conditions specified in the Sale Notice, any or all of its pro rata portion (based on the number of applicable Shares held by the Designated Purchasers) of the Offered Shares which the Company has elected not to purchase until all of the Offered Shares are purchased or until such Designated Purchasers do not desire to purchase any more Offered Shares; *provided, however*, that in the event any Designated Purchaser does not purchase any or all of its pro rata portion of the Offered Shares, the other Designated Purchasers shall have the right to purchase such portion, pro rata (based on the number of applicable Shares held the remaining participating Designated Purchasers), until all of such Offered Shares are purchased or until such other Designated Purchasers do not desire to purchase any more Offered Securities. The right of the Designated Purchasers pursuant to this Section 2.2(c) shall be exercisable by delivery of a notice (the "**Designated Purchaser Notice**") setting forth the maximum number of Offered Shares that such Designated Purchaser wishes to purchase, including any number which would be allocated to such Designated Purchaser in the event any other Designated Purchaser or the Company does not purchase all or any portion of its pro rata portion, to the Selling Party, the

Company and the other Designated Purchasers and shall expire if unexercised prior to the end of such 30-day period.

(d)   Notwithstanding the foregoing provisions of this Section 2.2, unless the Selling Party shall have consented to the purchase of less than all of the Offered Shares, neither the Company nor any Designated Purchaser shall have the right to purchase any Offered Shares unless all of the Offered Shares are to be purchased (whether by the Company or the Designated Purchasers, or any combination thereof).

(e)   If all notices required to be given pursuant to this Section 2.2 have been duly given, and the Company and the Designated Purchasers determine not to exercise their respective options to purchase the Offered Shares at the Offer Price and on the other terms and conditions specified in the Sale Notice or determine, with the consent of the Selling Party, to exercise their options to purchase less than all of the Offered Shares, then the Selling Party shall have the right, for a period of ninety (90) days from the earlier of (i) the expiration of the last applicable option period pursuant to this Section 2.2 or (ii) the date on which such Selling Party receives notices from the Company and the Designated Purchasers that they will not exercise in whole or in part the options granted pursuant to this Section 2.2, to sell to one or more Third Parties (the "**Proposed Transferee(s)**") at a price not less than the Offer Price; *provided*, that prior to any such Transfer to a Third Party, such Third Party executes and delivers to the Company, for the benefit of the Company and all Stockholders, a Joinder Agreement in the form attached hereto as Exhibit A and thereby becomes a Party to this Agreement and such Selling Party first complies with the provisions of Section 2.2(f). Any Offered Shares that have not been Transferred consistent with the provisions of this Section 2.2 prior to the end of such ninety (90)-day period shall continue to be subject to this Section 2.2 and the other provisions of this Agreement as if no Sale Notice had been given with respect thereto.

Section 2.3.   Tag-Along Rights.

(a)   At least twenty (20) days prior to the closing of any Transfer of ten percent (10%) or more of the then currently outstanding Shares by any Stockholder to any Person other than a Permitted Transferee, such Stockholder (the "**Seller**") shall promptly give written notice of such Transfer (a "**Co-Sale Notice**") to the other Stockholders (each a "**Co-Seller**") and the Company. The Co-Sale Notice shall state that ten percent (10%) or more of the then currently outstanding Shares is proposed to be Transferred in a transaction that does not constitute a permitted Transfer under Section 2.5. and shall describe in reasonable detail the material terms of the proposed Transfer, including, without limitation, the number and type of Shares to be Transferred, the nature of such Transfer, the Transfer price and consideration to be paid, and the name and address of each proposed transferee. A Transfer Notice under Section 2.2.(a) and a Co-Sale Notice under this Section 2.3(a) may be one and the same.

(b)   Each Co-Seller shall have the right, in accordance with the terms and conditions set forth below and exercisable upon written notice to the Seller within ten (10) days after delivery of the Co-Sale Notice, to participate in such Transfer on the same terms and conditions specified in the Co-Sale Notice. To the extent that one or more of the Co-Sellers exercise(s) (or have exercised on their behalf) such right of participation, the number of Shares that Seller may Transfer in the transaction shall be correspondingly reduced.

(c)   Each Co-Seller who elects to participate pursuant to Section 2.3(b), may sell to the proposed transferee all or any part of that number of Shares equal to the product obtained by multiplying (i) the aggregate number of Shares to be sold by Seller by (ii) a fraction, the numerator of which is the aggregate number of outstanding Shares owned by such Co-Seller at the time of the Transfer and the denominator of which is the total number of then currently outstanding Shares as of the date of Transfer.

(d)   Notwithstanding anything in this Article II to the contrary, in the event the Shares held by a proposed Co-Seller (the "**Co-Seller Shares**") hereunder consist of a different class or series of Shares than, and are not convertible into, the Shares proposed to be Transferred by the Seller under the Co-Sale Notice, such proposed Co-Seller shall have no right to participate in the proposed sale described in the Co-Sale Notice without the consent of the Seller and the proposed transferee.

(e)   Each Co-Seller who elects pursuant to this Section 2.3 to participate in the sale of Shares subject to the Co-Sale Notice (a "**Participant**") shall effect its participation in the sale by delivering for Transfer to the proposed transferee one or more certificates, properly endorsed for Transfer, which represent the type and number of Shares which such Participant elects and is permitted to sell.

(f)   The Share certificate or certificates that the Participant delivers pursuant to Section 2.3(e) shall be Transferred to the proposed transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Co-Sale Notice, and the proposed transferee shall concurrently therewith remit to such Participant that portion of the sale proceeds to which such Participant is entitled by reason of such Participant's participation in such sale. Each Participant and the Seller shall share, on a pro rata basis (based on the proceeds received), the reasonable legal, investment banking and other out-of-pocket expenses incurred by the Seller in connection with the Transfer. To the extent that any proposed transferee prohibits such assignment or otherwise refuses to purchase Shares from a Participant exercising rights of co-sale hereunder, Seller shall not sell to such prospective transferee any Shares unless and until, simultaneously with such sale, Seller shall purchase such Shares from such Participant.

(g)   The exercise or non-exercise of the rights of the Participants hereunder to participate in one or more sales of Shares by Seller shall not adversely affect their rights to participate in subsequent sales of Shares subject to Section 2.3(a).

(h)   After complying with the notice provisions described above in this Section 2.3, and subject to the terms and conditions of Section 2.3, if no election is made by or on behalf of any of the Co-Sellers to participate in the sale of Shares subject to the Co-Sale Notice, Seller may, not later than ninety (90) days following delivery to the Company and each of the Co-Sellers of the Co-Sale Notice, complete the Transfer of Shares contemplated by the Co-Sale Notice at the same or a lower price as that specified in the Co-Sale Notice and on other terms and conditions not materially more favorable to the Seller than those described in the Co-Sale Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Co-Sale Notice, as well as any subsequent proposed Transfer of any of the Shares by Seller, shall again be subject to the co-sale rights of the Co-Sellers and shall require compliance by Seller with the procedures described in this Section 2.3.

Section 2.4.   Drag-Along Rights. In the event that the holders of at least a majority of the outstanding Shares calculated on an as-converted-to-Common-Stock and non-diluted basis (the "**Majority Holders**") accept an offer to purchase their Shares from Third Party, the Majority Holders shall send a written notice (the "**Drag-Along Notice**") to the other Stockholders (the

"**Drag-Along Sellers**") specifying the name of the purchaser, the consideration payable per Share and a summary of the material terms of such proposed purchase. Upon receipt of a Drag-Along Notice, each Drag-Along Seller shall be obligated to (i) sell all of its Shares, free of any encumbrance, in the transaction contemplated by the Drag-Along Notice on the same terms and conditions as the Majority Holders (including payment of its pro rata share of all costs associated with such transaction), and (ii) otherwise take all necessary action to cause the consummation of such transaction, including voting its Shares in favor of such transaction and not exercising any appraisal rights in connection therewith. Each Drag-Along Seller further agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of it by the Majority Holders, and hereby appoint the Majority Holders, acting jointly, as its attorney-in-fact to do the same on its behalf.

Section 2.5.   Permitted Transfers.

(a)   Notwithstanding anything else herein to the contrary, the provisions of Sections 2.1, 2.2, and 2.3 shall not apply to (i) any Transfer to a Permitted Transferee of the Person making the Transfer; or (ii) any Transfer to the Company or one or more Stockholders; *provided* that, no Transfer shall be made pursuant to clause (i) unless the Permitted Transferee shall furnish to the Company a written agreement, in form and content reasonably acceptable to the Company, to be bound by and comply with all provisions of this Agreement in the same manner as were applicable to the transferor at the time of the Transfer.

(b)   All Shares Transferred hereunder, regardless of whether or not the transferee was a Permitted Transferee, shall remain subject to the restrictions imposed on the Shares held by the Stockholders hereunder, and such transferee shall be treated as a "Stockholder" for purposes of this Agreement.

Section 2.6.   Prohibited Transfers.

(a)   In the event any Stockholder (a "**Prohibited Transferor**") should sell any Shares in contravention of the right of first refusal or other rights of any Stockholder under this Agreement (a "**Prohibited Transfer**"), each other Stockholder shall have, in addition to such other remedies as may be available at law, in equity or hereunder, the put option provided below, and the Prohibited Transferor shall be bound by the applicable provisions of such option.

(b)   In the event of a Prohibited Transfer in violation of Sections 2.2 or 2.3, each Stockholder shall have the right to sell to the Prohibited Transferor the type and number of Shares equal to the number of Shares such Stockholder would have been entitled to Transfer to the transferee under Section 2.3 had the Prohibited Transfer hereof been effected pursuant to and in compliance with the terms thereof. Such sale shall be made on the following terms and conditions:

(1)   The price per Share at which the Shares are to be sold to the Prohibited Transferor shall be equal to the price per Share that would have been paid by the transferee to the Prohibited Transferor had the Prohibited Transfer been made in accordance with Section 2.3. The Prohibited Transferor shall also reimburse such Stockholder for any and all reasonable fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Stockholder's rights under Section 2.2 or 2.3 and this Section 2.6 with respect to such Shares.

(2)   Within ninety (90) days after the later of the dates on which (A) notice of the Prohibited Transfer was delivered to the Stockholder or (B) the Stockholder otherwise obtained actual knowledge of the Prohibited Transfer, such Stockholder shall, if exercising the put

option created hereby, deliver to the Prohibited Transferor the certificate or certificates representing Shares to be sold, each certificate to be properly endorsed for Transfer.

(3)   The Prohibited Transferor shall, upon receipt of the certificate or certificates for the Shares to be sold by the Stockholder pursuant to this Section 2.6(b), pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses as specified in Section 2.6(b)(1), in cash or by other means acceptable to such Stockholder.

(c)   Notwithstanding the foregoing, any attempt by the Prohibited Transferor to Transfer Shares in violation of Section 2.2. or 2.3 shall be void and the Company agrees it will not effect such a Transfer.

Section 2.7.   Spousal Consent. Upon request of the Company, each Stockholder who has a Spouse on the date of this Agreement shall cause such Stockholder's Spouse to execute and deliver to the Company a spousal consent in the form of Exhibit B (a "**Spousal Consent**"), pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Stockholder should marry or engage in a Marital Relationship following the date of this Agreement, such Stockholder shall cause his or her Spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

ARTICLE III. LEGEND.

Section 3.1.   Legend. In addition to any other legends required by the Company or Law, each certificate representing Shares now or hereafter owned by any Stockholder or issued to any Person in connection with a Transfer shall be endorsed with the following legend:

"THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS' AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF SHARES OF THE COMPANY, INCLUDING THE HOLDER OF THIS CERTIFICATE. A COPY OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY."

Section 3.2. Transfer Instructions; Removal. Each Stockholder agrees that the Company may instruct its transfer agent to impose Transfer restrictions on the Shares represented by certificates bearing the legend referred to in Section 3.1 to enforce the provisions of this Agreement. The legend shall be removed upon termination of this Agreement.

ARTICLE IV. NEW ISSUANCE PREEMPTIVE RIGHT.

Section 4.1.   Procedures Precedent to New Issuance.

(a)   The Company shall give each Stockholder thirty (30) days' prior written notice of the proposed issuance or sale by the Company of any Equity Securities (each, a "**New Issuance**") other than Excluded Securities. Such notice shall specify the number and class of Equity Securities to be offered or issued, the rights, terms, and privileges thereof, the price at which such Equity Securities shall be issued and the portion such Stockholder shall be entitled to purchase pursuant to this Section 4.1.

(b) Each Stockholder shall be entitled to purchase that portion of a New Issuance equal to a fraction, the numerator of which shall be the total number of Shares owned by such Stockholder, giving effect, without duplication, to all Derivative Securities owned by such Stockholder, whether or not then convertible, exercisable, or exchangeable, but only to the extent then vested, and the denominator of which shall be the total number of Shares then outstanding, giving effect, without duplication, to all Derivative Securities outstanding, whether or not then convertible, exercisable, or exchangeable, but only to the extent then vested (including such Stockholder's Shares), at the most favorable price and on the most favorable terms as are offered to any other Persons, by giving written notice of such election to the Company within fifteen (15) days after notice of such New Issuance has been given to such Stockholder; *provided, however,* that no Stockholder shall have any right to purchase securities pursuant to this Section 4.1 if, prior to a sale of securities to such Stockholder pursuant to this Section 4.1, such securities would be required to be registered under the Securities Act. The failure of a Stockholder to give any written notice specified in this Section 4.1 within the time specified herein shall be deemed to be a waiver of such Stockholder's rights under this Section 4.1.

Section 4.2. **Closing of New Issuance.** Upon the expiration of the offering period described in Section 4.1, the Company shall be entitled to sell such securities which the Stockholders have not elected to purchase during the 90-day period following such expiration at a price and on terms and conditions no more favorable to the purchasers thereof than those offered to the Stockholders. Any such securities offered or sold by the Company after such 90-day period must be reoffered to the Stockholders pursuant to the terms of this Article IV. The closing of any purchase by the Stockholders pursuant to Section 4.1 shall be held at the time and place of the closing of, and on the same terms and conditions as, the New Issuance, or at such other time and place as the parties to the transaction may agree. At such closing, the participating Stockholders shall deliver, by certified or official bank check or wire transfer, so much of the purchase price for its portion of the New Issuance as is payable in cash and shall pay the balance in accordance with the agreed upon terms of the transaction, and all parties to the transaction shall execute such documents as are otherwise customary and appropriate.

ARTICLE V. TERMINATION.

Section 5.1. **Term**. This Agreement shall terminate upon the earliest of (i) immediately prior to the consummation of a Change of Control Transaction, (ii) immediately prior to the consummation of a Qualified Public Offering, (iii) the date on which this Agreement is terminated by a writing executed by the Company and the holders of a majority of outstanding Shares held by the Stockholders, and (iv) the dissolution of the Company.

Section 5.2. **Effect of Termination**.

(a) The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(1) the existence of the Company;

(2) the obligation of any Party to pay any amounts arising on or prior to the date of termination, or because of or in connection with such termination;

(3) the rights which any Stockholder may have by operation of Law as a stockholder of the Company; or

(4) the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b) This Section 5.2 and all the provisions of Article VI shall survive the termination of this Agreement.

ARTICLE VI. MISCELLANEOUS.

Section 6.1.   Entire Agreement. This Agreement, together with the appendices, exhibits, schedules, and other attachments hereto, constitutes the entire agreement and supersedes all oral agreements and understandings and all written agreements prior to the Effective Date between or on behalf of the Parties with respect to the subject matter hereof.

Section 6.2.   Assignment. This Agreement may not be assigned by any Stockholder except in connection with a Transfer made in compliance with this Agreement. Any attempted or purported assignment in violation of this Agreement shall be null and void.

Section 6.3.   Amendments and Waivers. Any provision of this Agreement may be amended, modified, or supplemented, and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of (a) as to the Company, only by the Company, and (b) as to Stockholders, by the holders of a majority of the issued and outstanding Shares held by such Stockholders; *provided* that any Stockholder may waive any of such Stockholder's rights hereunder without obtaining the consent of any other Person; and *provided, further,* that any provision of this Agreement requiring the written consent or agreement of Stockholders holding a higher percentage of the issued and outstanding Shares can only be amended by an instrument in writing executed by the Company and the Stockholders holding such higher percentage of the issued and outstanding Shares. This Section 6.3 can only be amended, modified, or supplemented, and the observance thereof can only be waived (either generally or in a particular instance and either retroactively or prospectively) with the approval of all Stockholders. Any such written amendment, modification, supplement, or waiver effected in accordance with clauses (a) or (b) of this Section 6.3 shall be binding upon each Party and its Permitted Successors or Assigns.

Section 6.4.   Severability. If any term, condition, or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other terms, conditions, and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 6.5.   Expenses. Except as otherwise specifically provided in this Agreement, each Party shall be responsible for the expenses it may incur in connection with the negotiation, preparation, execution, delivery, performance, and enforcement of this Agreement.

Section 6.6.   Governing Law. This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 6.7. **WAIVER OF JURY TRIAL**. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.8. **Arbitration Clause**. If any controversy or dispute shall arise between the parties hereto in connection with, arising from, or in respect to this Agreement or the Shares, any provision hereof, or any provision of any instrument, document, agreement, certification or other writing delivered pursuant hereto, or with respect to the validity of this Agreement or any such document, agreement, certification or other writing, and if such controversy or dispute shall not be resolved within thirty (30) days after the same shall arise, then such dispute or controversy shall be submitted for arbitration before the American Arbitration Association in accordance with its commercial arbitration rules then in effect. The arbitration hearings shall take place in Delaware. Any such dispute or controversy shall be determined by one (1) arbitrator. Such arbitrator may award any relief which such arbitrator shall deem proper in the circumstances, without regard to the relief which would otherwise be available to either party hereto in a court of law or equity, including, without limitation, an award of money damages (including interest on unpaid amounts, calculated from the due date of any such amount, at a rate per annum determined by said arbitrator), specific performance and injunctive relief. The arbitrator is hereby empowered, based on such arbitrator's evaluation of the merits and good faith of each party's positions and conduct, to direct one party to pay the entire fees of the arbitrator, or to allocate such fees in any manner deemed appropriate by the arbitrator. The award and findings of such arbitrator shall be conclusive and binding upon the parties thereto, and judgment upon such award may be entered in any court of competent jurisdiction. Any party against whom an arbitrator's award shall be issued shall not, in any manner, oppose or defend against any suit to confirm such award, or any enforcement proceedings brought against such party, whether within or outside of the United States of America, with respect to any judgment entered upon the award, and such party hereby consents to the entry of a judgment against such party, in the full amount thereof, or other relief granted therein, in any jurisdiction in which such enforcement is sought. The parties hereto hereby consent to the jurisdiction of any applicable state or federal court of general jurisdiction in the State of Delaware and each irrevocably submits to the jurisdiction of such courts and waives any objection it may have to either the jurisdiction or venue of such court.

Section 6.9. **Equitable Remedies**. Each Party acknowledges that a breach or threatened breach by such Party of any of its obligations under this Agreement would give rise to irreparable harm to the other Parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, each of the other Parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 6.10. Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 6.11. Notices. Any and all notices or other communications or deliveries required or permitted to be provided under this Agreement shall be in writing and shall be deemed given and effective on the earliest of (a) upon confirmation of receipt by the addressee, if such notice or communication is delivered via e-mail to the e-mail address specified by the Party pursuant to this Agreement or (b) upon receipt at address of the addressee specified by the Party pursuant to this Agreement, if such notice or communication is delivered by U.S. mail, courier or other physical delivery service. The addresses for such notices and communications shall be as set forth on a Party's signature page or such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Rejection or other refusal to accept, or the inability for delivery to be made because of a changed address, shall be deemed to be receipt of the notice as of the date of such rejection, refusal, or inability to deliver.

Section 6.12. Headings. The descriptive headings in this Agreement are for convenience only and are not intended to be part of or to affect the interpretation of this Agreement.

Section 6.13. Parties in Interest. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures solely to the benefit of the Parties and their Permitted Successors or Assigns and nothing in this Agreement, express or implied, is intended to confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever.

Section 6.14. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement executed and delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy thereof.

Section 6.15. Conditions to Exercise of Rights. Exercise of each Party's rights under this Agreement shall be subject to and conditioned upon, and each Party shall use commercially reasonable efforts to assist each other Party in, being in compliance in all material respects with all applicable Laws.

Section 6.16. Interpretation. The words "hereof," "herein," "hereby," "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to article, section, paragraph, appendix, exhibit, schedule, or other attachment are to the articles, sections, paragraphs, appendices, exhibits, schedules, and other attachments of or to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words describing the singular number shall include the plural and vice versa. The phrases "the date of this Agreement," "the Effective Date," and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be Eastern time, unless otherwise specified. In the event an ambiguity or question of intent or interpretation arises, this Agreement and all its appendices, exhibits, schedules, and other attachments shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement or any of its appendices, exhibits, schedules, and other attachments.

Section 6.17. Confidentiality. In connection with the transactions contemplated by this Agreement (the "**Transaction**"), either Party (the "**Disclosing Party**") has disclosed or may disclose to the other Party (the "**Receiving Party**") certain information concerning the Disclosing Party which is non-public, confidential, or proprietary in nature and the Disclosing Party wishes to protect and preserve the confidentiality of such information. Accordingly, the Parties hereby agree as follows:

(a)   Definition. For the purposes of this Agreement, such non-public, confidential, or proprietary information includes without limitation all information, data, documents, agreements, files, and other materials (in any form or medium of communication, including whether disclosed orally or disclosed or stored in written, electronic, or other form or media) which is obtained from or disclosed by or on behalf of the Disclosing Party or its Representatives or otherwise, and whether obtained before or on or after the date hereof relating directly or indirectly to the Disclosing Party or any of its subsidiaries or any of their respective businesses, affairs, assets, properties, or prospects, including, without limitation, all notes, analyses, compilations, reports, forecasts, data, studies, samples, interpretations, summaries, and other documents and materials (in any form or medium of communication, whether oral, written, electronic, or other form or media) prepared by or for the Receiving Party which contain or otherwise reflect or are derived or based in whole or in part on such information, data, documents, agreements, files, or other materials (collectively, the "**Confidential Information**"). The term Confidential Information, as used herein, does not include information that: (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of its disclosure directly or indirectly by the Receiving Party or its Representatives in violation of this Agreement); or (ii) was available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or its Representatives, provided that such source, to the Receiving Party's knowledge, is not and was not bound by a confidentiality agreement with respect to such information or otherwise prohibited from transmitting such information by a contractual, legal, or fiduciary obligation.

(b)   Use of Confidential Information and Confidentiality. The Receiving Party shall keep the Confidential Information strictly confidential and shall not use the Confidential Information for any purpose other than to evaluate, negotiate, and consummate the Transaction. The Receiving Party shall not disclose or permit its Representatives to disclose any Confidential Information except: (a) if required by law, regulation, or legal or regulatory process, and then only in accordance with Section 5; or (b) to its Representatives, to the extent necessary to permit such Representatives to assist the Receiving Party in evaluating, negotiating, and consummating the Transaction; provided, that the Receiving Party shall require each such Representative to be bound by the terms of this Agreement to the same extent as if they were parties hereto. Receiving Party shall be responsible for any breach of this Agreement by any of its Representatives except for breaches committed by any such Representative that has executed its own confidentiality agreement with the Disclosing Party with respect to the Transaction.

(c)   Discussions to Remain Confidential. Except for such disclosure as is necessary, in the written opinion of the Receiving Party's counsel, to not to be in violation of any applicable law, regulation, order, or other similar requirement of any governmental, regulatory, or supervisory authority or any applicable rules and regulations of any national securities exchange, the Receiving Party shall not, and shall not permit any of its Representatives to, without the prior written consent of the Disclosing Party, disclose to any Person: (a) the fact that the Confidential Information has been made available to the Receiving Party or its Representatives or that the Receiving Party or its Representatives has received or inspected any portion of the Confidential Information disclosed by the Disclosing Party; (b) the existence or contents of this Agreement; (c) the fact that investigations, discussions, or negotiations are taking or have taken place concerning the Transaction, including the status thereof; or (d) any terms, conditions, or other matters relating to the Transaction.

(d) <u>No Representations or Warranties; No Other Obligation</u>. The Receiving Party understands and agrees that neither the Disclosing Party nor any of its Representatives: (a) has made or makes any representation or warranty hereunder, expressed or implied, as to the accuracy or completeness of the Confidential Information; or (b) shall have any liability hereunder to the Receiving Party or its Representatives relating to or resulting from the use of the Confidential Information or any errors therein or omissions therefrom.

(e) <u>Required Disclosure</u>. If the Receiving Party or any of its Representatives is required, in the written opinion of the Receiving Party's counsel, to disclose any Confidential Information disclosed by the Disclosing Party, by law, regulation, or legal or regulatory process, the Receiving Party shall: (a) take all reasonable steps to preserve the privileged nature and confidentiality of such Confidential Information, including requesting that the Confidential Information not be disclosed to non-parties or the public; (b) give the Disclosing Party prompt prior written notice of such request or requirement so that the Disclosing Party may seek, at its sole cost and expense, an appropriate protective order or other remedy; and (c) cooperate with the Disclosing Party, at the Disclosing Party's sole cost and expense, to obtain such protective order. In the event that such protective order or other remedy is not obtained, the Receiving Party (or such other Persons to whom such request is directed) will furnish only that portion of the Confidential Information which, on the written advice of the Receiving Party's counsel, is legally required to be disclosed and, upon the Disclosing Party's request, use its best efforts to obtain assurances that confidential treatment will be accorded to such information.

(f) <u>Return or Destruction of Confidential Information</u>. At any time upon the Disclosing Party's written request in its sole discretion and for any reason, the Receiving Party shall promptly, and in any event no later than five days after the request, destroy or return all Confidential Information (including all copies, extracts, or other reproductions) to the Disclosing Party and, to the extent Confidential Information is destroyed, certify in writing to the Disclosing Party, upon the request of the Disclosing Party, that such Confidential Information (including any Confidential Information held electronically) has been destroyed. Notwithstanding the return or destruction of Confidential Information, the Receiving Party and its Representatives shall continue to be bound by their obligations of confidentiality and other obligations hereunder.

Section 6.18. Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

"**Affiliate**" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of the foregoing sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract, or otherwise.

"**Capital Stock**" means individually, collectively, and interchangeably, as the context requires, Common Stock, Common Shares, Preferred Stock, Preferred Shares, or any other class or series of capital stock of the Company or any shares thereof.

"**Change of Control Transaction**" shall mean consummation by the Company of (i) the sale or other disposition of all or substantially all of the Company's assets or (ii) a reorganization, merger, or consolidation of the Company or sale of outstanding stock of the Company to any other Person in which the combined voting power of all securities of the Company immediately prior to such reorganization, merger, consolidation, or sale of stock (or series of related transactions involving such a reorganization, merger, consolidation, or sale of stock) represents less than fifty percent (50%) of the combined voting power of the Company or surviving company or its parent immediately after such reorganization, merger, consolidation, or sale of stock (or series of related transactions involving such a reorganization, merger, consolidation, or sale of stock). A Change of Control Transaction with respect to any other Person shall have a correlative meaning.

"**Common Shares**" means shares of Common Stock.

"**Common Stock**" shall mean the Company's common stock, par value $0.01 per share.

"**Contract**" means any agreement, contract, license, instrument, note, commitment, undertaking, indenture, debenture, bond, guarantee, option, warrant, or other legally binding arrangement, whether written or oral, binding on one Person for the benefit of another Person.

"**Derivative Securities**" means (i) any evidences of indebtedness, shares of stock, or other securities directly or indirectly convertible into or exchangeable for shares of any class of Common Stock or (ii) any right, option, or warrant to subscribe for, purchase, or otherwise acquire, directly or indirectly, shares of any class of Common Stock.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Entity**" means a partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture, or other entity.

"**Equity Securities**" means, whether now outstanding or hereafter issued in any context, any shares of Capital Stock and any Derivative Securities.

"**Excluded Securities**" means Common Shares or Derivative Securities issued or sold by the Company (i) to the Company's existing or prospective consultants, employees, officers, or directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or other compensation agreement approved by the Company's board of directors, (ii) in connection with any acquisition by the Company of the shares of stock, assets, properties, or business of any Person, (iii) as a stock split, stock dividend, or any similar recapitalization, (iv) pursuant to the exercise, conversion, or exchange of any then outstanding Derivative Securities, (v) pursuant to a public offering registered under the Securities Act, (vi) in connection with a Change of Control Transaction, or (vii) any issuance of Financing Equity where such Financing Equity, together with all then outstanding Financing Equity, is not equal to, and is not convertible into, an aggregate of more than 5% of the outstanding Equity Securities on a Fully Diluted Basis at the time of the issuance of such Financing Equity, in each case, approved in accordance with the terms of this Agreement.

"**Financing Equity**" means any Equity Securities issued to lenders or other institutional investors (excluding the Stockholders and their Affiliates) in any arm's length transaction providing debt financing to the Company.

"**Fully Diluted Basis**" means the number of Common Shares which would be outstanding, as of the date of computation, if all issued and outstanding Derivative Securities had been converted, exercised, or exchanged; *provided, however*, that any Derivative Securities which are subject to vesting but have not vested as of the date of computation will be disregarded for purposes of determining Fully Diluted Basis.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, Spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein, or any other direct lineal descendant.

"**Law**" means any statute, law, ordinance, rule, regulation, or requirement of a Governmental Authority.

"**Liability**" means any liability or obligation of any kind, character, or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on financial statements.

"**Majority**" means the affirmative vote of holders of more than fifty percent (50%) of the applicable Voting Shares.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Permitted Successors or Assigns**" means any Permitted Transferee, any Person who or that is the transferee pursuant a Transfer in compliance with this Agreement, and any Party's heirs, executors, administrators, legal representatives, or successors by operation of Law.

"**Permitted Transfer**" means any Transfer by a Stockholder to a Permitted Transferee in compliance with this Agreement.

"**Permitted Transferee**" shall mean, with respect to any Stockholder making a Transfer, a Transferee who or that is:

(i)   an Affiliate of such Stockholder;

(ii)   if the Stockholder is a partnership, all partners of such partnership, if the Stockholder is a corporation, all shareholders of such corporation, or if the Stockholder is a limited liability company, all members of such limited liability company; *provided*, that such Transfer shall not involve a Change of Control Transaction with respect to such Stockholder; and, *provided, further*, that the Transferee(s) shall have taken all required actions to become legally bound by the provisions of this Agreement applicable to the Stockholders;

(iii)   a secured party pursuant to a stock pledge that creates a mere security interest in the pledged Shares; *provided*, that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Stockholder making such pledge; or

(iv)   if the Stockholder is an individual, an Immediate Family Member of the Stockholder or a trust for the benefit of one or more of such Stockholder's Immediate Family Members, in each case for bona fide estate planning purposes, either during such Stockholder's lifetime or on death by will or intestacy, or any custodian or trustee of any trust, partnership, or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Stockholder or any such Immediate Family Members.

"**Person**" means any individual, Entity, or Governmental Authority.

"**Preferred Shares**" means shares of Preferred Stock.

"**Qualified Public Offering**" shall mean a firm commitment underwritten public offering of Shares registered under the Securities Act.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Share**" means, individually, and "**Shares**" means, collectively, and in every instance, interchangeably, as the context requires, any share or shares of Capital Stock of the Company, and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Stockholder.

"**Subsidiary**" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Supermajority**" means the affirmative vote of holders of more than sixty-seven percent (67%) of the applicable Voting Shares.

"**Third Party**" means any Person other than the Parties, any of their Subsidiaries or any of their respective Affiliates, stockholders, partners, members, directors, managers, trustees, officers, employees, or Family Members; *provided*, that such Person does not directly or indirectly (i) carry on business activities that compete with those of the Company or its Subsidiaries or (ii) own more than 10% of the Equity Securities of a Person that carries on business activities that compete with those of the Company or any of its Subsidiaries.

"**Transfer**" means, whether used as a verb or a noun, to directly or indirectly sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of or assign any interest in, either voluntarily or involuntarily, by operation of Law or otherwise, or to enter into any Contract with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition or assignment of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person.

"**Voting Shares**" means the shares of Capital Stock entitled to vote on any applicable matter subject to a vote of the Stockholders under this Agreement, whether by class, series, or otherwise.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned Party has executed or caused its duly authorized representative to execute this counterpart signature page to the Stockholders' Agreement of **Be Belong Group Corp** on the date set forth next to such Party's signature.

COMPANY:

Be Belong Group Corp

By: _Gabriel Bar_____   Date: March 25, 2025
Gabriel Bar_____
Secretary of the Company

Email: gabi@dealestate.ai

STOCKHOLDER:

Name of Individual: Shani Bar

Signed By: _____   Date: March 25, 2025
Printed Name: Shani Bar
Mailing Adress: 323 Sunny Isles Blvd, Sunny Isles Beach, FL 33160
Email Address: shani@dealestate.ai

Name of Individual: Gabriel Bar

Signed By: _Gabriel Bar_____   Date: March 25, 2025
Printed Name: Gabriel Bar
Mailing Adress: 323 Sunny Isles Blvd, Sunny Isles Beach, FL 33160
Email Address: gabi@dealestate.ai

Name of Individual: Bella Cohen

Signed By: _Bella Cohen_____   Date: March 25, 2025

Printed Name: Bella Cohen
Mailing Adress: 323 Sunny Isles Blvd, Sunny Isles Beach, FL 33160
Email Address: bella@dealestate.ai

EXHIBIT A

FORM OF JOINDER AGREEMENT

Reference is hereby made to the Stockholder**s** Agreement of **Be Belong Group Corp**, a Delaware corporation (the "Company"), dated as of [_____] (as amended from time to time, the "Agreement"). Pursuant to and in accordance with the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Agreement as though an original party thereto and entitled to all the rights and subject to all the duties, obligations, and liabilities incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE].

[NEW STOCKHOLDER]

By_____
Name:
Title:

EXHIBIT B

FORM OF SPOUSAL CONSENT

Reference is hereby made to the Stockholders Agreement of **Be Belong Group Corp**, a Delaware corporation (the "Company"), dated as of _________ (as amended from time to time, the "Agreement"). Pursuant to and in accordance with the Agreement, the undersigned hereby acknowledges that I am spouse of ___________, that I have read the Agreement, and that I understand the contents of the Agreement.

I am aware that my spouse is a party to the Agreement and the Agreement contains voting, transfer, and other restrictions or provisions regarding the shares of Company capital stock or other securities which my spouse may own, including any interest I might have therein.

I hereby agree that I and any interest, including any community property interest, that I may have in any Company capital stock or other securities subject to the Agreement shall be irrevocably bound by the Agreement, including any restrictions on the transfer or other disposition thereof or any voting rights or any duties, obligations, or labilities as set forth in the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement.

This Consent shall be binding on my executors, administrators, heirs and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this Consent.

I am aware that the legal, financial, and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right. I am under no disability or impairment that affects my decision to sign this Consent and I knowingly and voluntarily intend to be legally bound by this Consent.

Dated:

Signature:

Printed Name:

STATE OF____________________)
COUNTY OF __________________)

On the __________day of ___________________, ____, before me personally came ________________________________, to me known and known to me to be the person described in and who executed the foregoing instrument, and he/she acknowledged to me that he/she executed the same.

____
Notary Public
My term expires: _____________________



xodo sign
by apryse

Audit Trail

Document Details

Title	BE BELONG GROUP CORP Stockholders Agreement - 2 Investmenmt[1].docx
File Name	BE BELONG GROUP CORP Stockholders Agreement - 2 Investmenmt[1].docx
Document ID	d10e385386214b4ba4bac10cbf1dcaee
Fingerprint	66b4d6b7011c9be91926874463e7fa03
Status	Completed

Document History

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: 00c71645c94b78667bdbef991fd7362a	Mar 26 2025 03:14PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 26 2025 03:14PM UTC
Document Sent	Document Sent to Shani Bar (shani@dealestate.ai)	Mar 26 2025 03:14PM UTC
Document Sent	Document Sent to Bella Cohen (bella@dealestate.ai)	Mar 26 2025 03:14PM UTC
Document Viewed	Document Viewed by Bella Cohen (bella@dealestate.ai) IP: 162.196.255.48	Mar 26 2025 03:22PM UTC
Document Signed	Document Signed by Bella Cohen (bella@dealestate.ai) IP: 162.196.255.48 Bella Cohen	Mar 26 2025 03:23PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69	Mar 26 2025 03:28PM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69 Gabriel Bar	Mar 26 2025 03:28PM UTC
Document Viewed	Document Viewed by Shani Bar (shani@dealestate.ai) IP: 75.220.111.238	Mar 28 2025 10:12PM UTC

Document Signed	Document Signed by Shani Bar (shani@dealestate.ai) IP: 75.220.111.238 *Shani Bar*	Mar 28 2025 10:13PM UTC
Document Completed	This document has been completed. Fingerprint: 66b4d6b7011c9be91926874463e7fa03	Mar 28 2025 10:13PM UTC